EXHIBIT 23.1

Consent of Independent Auditors

We consent to the incorporation by reference in this Annual Report (Form 10-K) and in the Registration Statements on Form S-8 (Registration No. 333-57854, No. 333-30066, No. 333-93369, No. 33-30722 and No. 33-27190) of The Genlyte Group Incorporated of our report dated January 22, 2003 (except for Note 22, as to which the date is March 14, 2003), included in the 2002 Annual Report to Stockholders of The Genlyte Group Incorporated.

Our audit also included the financial statement schedule for the year ended December 31, 2002 listed in item 15(a). This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audit.  In our opinion, the financial statement schedule referred to above, when considered in relation to the 2002 basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Louisville, Kentucky
March 28, 2003